Exhibit 11.2

CONSENT OF INDEPENDENT AUDITOR

We consent to the use in this Offering Circular of American Hospitality Properties REIT, Inc. of our report dated July 23, 2020, relating to the financial statements of American Hospitality Properties REIT, Inc. as of December 31, 2019 and 2018 and for the year ended December 31, 2019 and for the period from November 8, 2018 (Inception) to December 31, 2018.

/s/ J.F. Bodden, P.C.

J.F. Bodden, P.C.

Dallas, Texas

July 23, 2020